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2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Responds to Hathor Announcement
Saskatoon, Saskatchewan, Canada, October 19, 2011 . . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) today acknowledged the announcement that Hathor Exploration Ltd. (TSX: HAT) has entered into an agreement with Rio Tinto pursuant to which Rio Tinto will make an offer for all the common shares of Hathor.
Cameco is reviewing Hathor’s announcement and will update shareholders when appropriate with respect to Cameco’s offer.
Caution Regarding Forward-Looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” (or “forward-looking statements”) within the meaning of Canadian and U.S. securities laws. All statements, other than statements of historical or present fact, constitute forward-looking information and typically include words and phrases about the future such as will, anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the assumption that Cameco will acquire a 100% interest in Hathor through the Offer; the risk of changes in the price of uranium; the assumption that there are no inaccuracies or material omissions in Hathor’s publicly available information and the risk that Hathor has not disclosed events or facts which may have occurred or which may affect the significance or accuracy of any such information; assumptions about anticipated operations and planned exploration and development activities; the risk of operating or technical difficulties in connection with mining or development activities; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s and Hathor’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information about these assumptions and risks. The information concerning Hathor contained in this press release has been taken from or is based upon Hathor’s publicly available documents on file with Canadian securities regulatory authorities. Neither Cameco nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Hathor to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Cameco. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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Hathor investor inquiries:
Kingsdale Shareholder Services
contactus@kingsdaleshareholder.com
1-888-518-1552 (toll free)
Cameco investor inquiries:
Rachelle Girard (306) 956-6403
Media inquiries:
Gord Struthers (306) 956-6593